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FROM: Pitts, Patrice
SENT: Monday, December 05, 2011 4:14 PM
TO: 'Oh, Min S.'
SUBJECT: Simple Solutions Revised Follow-up
IMPORTANCE: High

The attached marked pages incorporate prospectus disclosure revisions made in response to the follow-up comments that you provided to me by telephone on Friday, December 5. For your convenience, each follow-up comment is set forth below.

    . Add disclosure to the "Highlights" section to the effect that payments under the Lifetime Withdrawal Guarantee rider are subject to the claims-paying ability of the insurance company and are not guaranteed by another party--See attached page 5.

    . Add disclosure that clarifies why the Remaining Guaranteed Withdrawal Amount is important to a contract owner--See attached page 34.

    . Add disclosure that indicates what happens if account value declines to zero because of market performance--See attached pages 35-36. The first and second "bullet points" under "It is important to note" now both address what happens if account value declines to zero because of market performance.

    . Add disclosure regarding the impact that termination for low account value will have on the living benefit rider--Each registrant acknowledges the SEC staff's comment, and respectfully declines to add the requested disclosure. As discussed, to ensure that a consistent approach can be developed across all riders, and for purposes of securities, insurance and other laws, MetLife Investors USA Insurance Company ("MLI") and First MetLife Investors Insurance Company ("FMLI") continue to believe strongly that they must evaluate the interplay of each of their riders on their right to to terminate a contract for low account value. MLI and FMLI respectfully submit that analyzing a single rider, the Lifetime Withdrawal Guarantee, in isolation is not productive. Accordingly, each registrant will continue to consider the consequences of a contract termination (for low account value) on this and its other living benefit riders, from a business and legal standpoint and, as appropriate, revise the disclosure in its respective May 1, 2012 post-effective amendment.

Thank you in advance for your prompt attention to this matter.

PATRICE M. PITTS | COUNSEL

SUTHERLAND ASBILL & BRENNAN LLP
1275 Pennsylvania Avenue NW | Washington, DC 20004-2415
202.383.0548 direct | 202.637.3593 facsimile
patrice.pitts@sutherland.com | www.sutherland.com
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12-5 Simple changes.pdf